FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, December 19, 2018

Ger. Gen. N° 111 /2018

Mr. Joaquín Cortés H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the former Superintendence of Securities and Insurance (“SVS”, currently replaced by the Financial Market Commission), duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación” or the “Company”), I hereby inform you of the following significant event:

In its session held today, the Board of Directors of Enel Generación unanimously approved to file an application for the voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) of the United States of America.

The aforementioned delisting application will be submitted on a Form 25 on December 31, 2018 to the Securities and Exchange Commission (SEC) of the United States of America, date from which the ADSs issued by Enel Generación Chile S.A. will no longer be traded on the NYSE. The delisting would be effective 10 days after the submission of the aforementioned Form 25.

Notwithstanding the foregoing, the Company's ADR Program will continue to be traded on the “Over-the-Counter” markets of the United States of America.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:  Banco Central de Chile

Bolsa de Comercio de Santiago

Bolsa Electrónica de Chile

Banco Santander –Representantes Tenedores de Bonos

Depósito Central de Valores

Comisión Clasificadora de Riesgos

ENEL GENERACIÓN CHILE TO APPLY FOR THE DELISTING OF ITS AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE

SANTIAGO, CHILE, December 19, 2018 ─ ENEL GENERACIÓN CHILE S.A. (NYSE: EOCC) today announced that its Board of Directors has unanimously approved the voluntary delisting of its American Depositary Shares (“ADSs”) from The New York Stock Exchange (the “NYSE”). In connection with its intended delisting, Enel Generación Chile notified the NYSE today that it will apply for voluntary delisting of its ADSs and has requested that the ADSs be suspended from trading on December 31, 2018. As a result, the last day of trading for the ADSs on the NYSE is expected to be on December 28, 2018.

1.         Reasons for the Application for Voluntary Delisting of ADSs from the NYSE

Following the corporate reorganization transaction by its parent company, Enel Chile S.A., in 2018, Enel Chile now owns 93.6% of Enel Generación Chile’s shares of common stock and Enel Generación Chile ADSs currently comprise only approximately 0.64% of the total outstanding shares of common stock. Enel Generación Chile believes that the costs associated with continuing the listing of its ADSs on the NYSE exceed the benefits received by the company, as the primary market for the shares of Enel Generación Chile not owned by Enel Chile is now the Santiago Stock Exchange. As a result, Enel Generación Chile has decided to file an application for voluntary delisting from the NYSE as part of its effort to reduce operational expenses.

2.         Stock Exchanges on Which Enel Generación Chile will Maintain its Listings

Enel Generación Chile will maintain its listings on the Santiago Stock Exchange and the Chile Electronic Stock Exchange. Enel Generación Chile has not otherwise arranged for the listing of the ADSs or shares of its common stock on another national securities exchange in the United States. After the delisting of its ADSs from the NYSE, Enel Generación Chile currently intends to maintain its American Depositary Receipt (“ADR”) Program in the United States and, therefore, anticipates that its ADSs will continue to be traded in the United States on the over-the-counter market. However, there can be no assurance that such an over-the-counter market in the ADSs will develop.

3.         Implementation Schedule of Application for Voluntary Delisting of ADRs from the NYSE*

December 19, 2018                            Notice to the NYSE of its application to delist

December 28, 2018 (planned)           Last day of trading on the NYSE

December 31, 2018 (planned)           Submission of Form 25 to the SEC to delist from the NYSE

December 31, 2018 (planned)             ADSs suspended from trading on the NYSE

January 10, 2019 (planned)               Effective date of Form 25

* The schedule provided above, including the anticipated effective dates, may be delayed if the SEC objects to the delisting or requests an extended review or for other reasons.

4.         Additional Information for ADR Holders

Following delisting of the ADSs from the NYSE, Enel Generación Chile currently intends to maintain its ADR Program. This will enable investors to retain their ADSs and facilitate trading on the U.S. over-the-counter market for the time being. The depositary of Enel Generación Chile’s ADR Program will remain Citibank, N.A.

For inquiries regarding Enel Generación Chile’s ADSs and ADR Program, please contact:

Citibank, N.A. Shareholder Services
Tel: USA +1-877-248-4237] (toll free)
International: +1-781-575-4555
Website: www.citi.com/dr
E-mail: citibank@shareholders-online.com

Shareholder Services representatives are available Monday through Friday from 8:30 a.m. to 6:00 p.m. Eastern time in the U.S.

5.         Future Actions

Enel Generación Chile’s reporting obligations under applicable U.S. federal securities laws are expected to continue after the delisting from the NYSE. Following satisfaction of the relevant deregistration conditions under the applicable U.S. federal securities laws, Enel Generación Chile intends to terminate its reporting obligations under the applicable U.S. federal securities laws and to deregister all classes of its registered securities. Enel Generación Chile intends to release further information on such deregistration and termination of reporting obligations at a later date.

Enel Generación Chile reserves the right, for any reason, to delay any of the filings described above, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, continuation of the ADR Program or deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

For further inquiries, please contact:

Susana Rey Head of Investor Relations Tel: +562 2630 9000 susana.rey@enel.com

Forward-Looking Statements

This announcement contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of Enel Generación Chile and its management with respect to, among other things: (1) any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and (2) any statement that is not a historical fact. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include, but are not limited to, the following: the risk that the delisting from the NYSE may not occur or may be delayed; the risk that, following delisting from the NYSE, an over-the-counter market for the ADSs may not develop; and the risk factors discussed in Enel Generación Chile’s Annual Report on Form 20-F, as amended, for the year ended December 31, 2017 under the heading “Item 3.D. Risk Factors.” These forward-looking statements are made only as of the date hereof and Enel Generación Chile undertakes no obligation to update these forward-looking statements, except as required by law.

Contact Information

For further information, please contact:

Investor Relations Department
e-mail: ir.enelgeneracionchile@enel.com
Phone: +562 2630 9000
Address: Santa Rosa 76, Piso 15, Santiago, Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: December 19, 2018